Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4, No. 333-194288) of Martin Marietta Materials, Inc. for the registration of its common stock and related Joint Proxy Statement/Prospectus of Martin Marietta Materials, Inc. and Texas Industries, Inc. and to the incorporation by reference therein of our reports dated July 22, 2013, with respect to the consolidated financial statements of Texas Industries, Inc., and the effectiveness of internal control over financial reporting of Texas Industries, Inc., included in its Annual Report (Form 10-K) for the year ended May 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

May 1, 2014